UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No._)*

FLY LEASING LIMITED
(Name of Issuer)

American Depositary Shares,
each representing one Common Share, par value $0.001 per share
(Title of Class of Securities)

05614P 101
(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d–1(b)

☒ Rule 13d–1(c)

☐ Rule 13d–1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Onex Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,735,320
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 1,735,320
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,735,320
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.2%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO, FI

1	NAMES OF REPORTING PERSONS Onex Partners III GP LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,289,700
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 1,289,700
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,289,700
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.6%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

1	NAMES OF REPORTING PERSONS Onex Partners GP Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,289,700
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 1,289,700
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,289,700
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.6%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

1	NAMES OF REPORTING PERSONS Onex US Principals LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 3,760
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 3,760
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,760
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

1	NAMES OF REPORTING PERSONS Onex Partners III PV LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 15,600
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 15,600
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,600
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

1	NAMES OF REPORTING PERSONS Onex Partners III Select LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 3,957
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 3,957
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,957
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

1	NAMES OF REPORTING PERSONS Onex Partners III LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,230,607
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 1,230,607
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,230,607
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.4%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

1	NAMES OF REPORTING PERSONS New PCo Investments Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 17,528
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 17,528
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,528
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO, FI

1	NAMES OF REPORTING PERSONS 1597257 Ontario Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 17,528
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 17,528
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,528
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO, FI

1	NAMES OF REPORTING PERSONS American Farm Investment Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 17,528
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 17,528
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,528
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO, FI

1	NAMES OF REPORTING PERSONS ONCAN Canadian Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 17,528
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 17,528
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,528
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO, FI

1	NAMES OF REPORTING PERSONS Gerald W. Schwartz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,752,848
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 1,752,848
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,752,848
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.3%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1(a).                      Name of Issuer:

Fly Leasing Limited, a Bermuda corporation (“Issuer”).

Item 1(b).                      Address of Issuer’s Principal Executive Offices:

West Pier, Dun Laoghaire, County Dublin, Ireland.

Item 2(a).                      Name of Person Filing:

Onex Corporation, Onex Partners III GP LP, Onex Partners GP Inc., Onex US Principals LP, Onex Partners III PV LP, Onex Partners III Select LP, Onex Partners III LP, New PCo Investments Ltd., 1597257 Ontario Inc., American Farm Investment Corporation, ONCAN Canadian Holdings Ltd. and Gerald W. Schwartz (collectively, “Reporting Persons”) are filing this statement jointly, pursuant to the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.  See Exhibit 99.1 for their Joint Filing Agreement.

Item 2(b).                      Address of Principal Business Office or, if None, Residence:

The address for the principal business office of each of Onex Corporation, New PCo Investments Ltd., 1597257 Ontario Inc., American Farm Investment Corporation, ONCAN Canadian Holdings Ltd. and Gerald W. Schwartz is:

161 Bay Street P.O. Box 700
Toronto, Ontario, Canada M5J 2S1

The address for the principal business office of each of Onex Partners III GP LP, Onex Partners GP Inc., Onex Partners III PV LP, Onex Partners III Select LP and Onex Partners III LP is:

712 Fifth Avenue
New York, New York 10019

The address for the principal business office of Onex US Principals LP is:

421 Leader Street
Marion, Ohio 43302

Item 2(c).                      Citizenship:

The citizenship of each Reporting Person is set out in Row 4 of their respective cover page.

Item 2(d).                      Title of Class of Securities:

American Depository Shares, each representing one Common Share, par value $0.001 per share (“Common Stock”).

Item 2(d).                      CUSIP Number:

05614P 101

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.                           Ownership.

(a) Amount beneficially owned:

Onex Corporation	1,735,320(1)
Onex Partners III GP LP	1,289,700(2)
Onex Partners GP Inc.	1,289,700(3)
Onex US Principals LP	3,760(4)
Onex Partners III PV LP	15,600(5)
Onex Partners III Select LP	3,957(6)
Onex Partners III LP	1,230,607(7)
New PCo Investments Ltd.	17,528(8)
1597257 Ontario Inc.	17,528(9)
American Farm Investment Corporation	17,528(10)
ONCAN Canadian Holdings Ltd.	17,528(11)
Gerald W. Schwartz	1,752,848(12)

(1)
Includes the following: (i) 441,860 shares of Common Stock directly held by Onex Corporation, (ii) 39,536 shares of Common Stock directly held by Onex Partners III GP LP, (iii) 3,760 shares of Common Stock directly held by Onex US Principals LP, (iv) 15,600 shares of Common Stock directly held by Onex Partners III PV LP, (v) 3,957 shares of Common Stock directly held by Onex Partners III Select LP and (vi) 1,230,607 shares of Common Stock directly held by Onex Partners III LP.  Onex Corporation may be deemed to beneficially own the shares of Common Stock directly held by (a) Onex Partners III GP LP, through Onex Corporation’s ownership of all of the common stock of Onex Partners GP Inc., the general partner of Onex Partners III GP LP, (b) Onex US Principals LP, through Onex Corporation’s ownership of all of the equity of Onex American Holdings II LLC, which owns all of the equity of Onex American Holdings GP LLC, the general partner of Onex US Principals LP, (c) Onex Partners III PV LP, through Onex Corporation’s ownership of all of the common stock of Onex Partners GP Inc., the general partner of Onex Partners III GP LP, the general partner of Onex Partners III PV LP, (d) Onex Partners III Select LP, through Onex Corporation’s ownership of all of the common stock of Onex Partners GP Inc., the general partner of Onex Partners III GP LP, the general partner of Onex Partners III Select LP, and (e) Onex Partners III LP, through Onex Corporation’s ownership of all of the common stock of Onex Partners GP Inc., the general partner of Onex Partners III GP LP, the general partner of Onex Partners III LP. Onex Corporation disclaims such beneficial ownership.

(2)
Includes the following: (i) 39,536 shares of Common Stock directly held by Onex Partners III GP LP, (ii) 15,600 shares of Common Stock directly held by Onex Partners III PV LP, (iii) 3,957 shares of Common Stock directly held by Onex Partners III Select LP and (iv) 1,230,607 shares of Common Stock directly held by Onex Partners III LP.  Onex Partners III GP LP may be deemed to beneficially own the shares of Common Stock directly held by Onex Partners III PV LP, Onex Partners III Select LP and Onex Partners III LP as the general partner of Onex Partners III PV LP, Onex Partners III Select LP and Onex Partners III LP.  All of the shares of Common Stock beneficially owned by Onex Partners III GP LP may be deemed to be beneficially owned by Onex Corporation through Onex Corporation’s ownership of all of the common stock of Onex Partners GP Inc., the general partner of Onex Partners III GP LP.  Gerald W. Schwartz has indirect voting and investment control of Onex Partners III GP LP.

(3)
All of the shares of Common Stock beneficially owned by Onex Partners III GP LP may be deemed to be beneficially owned by Onex Partners GP Inc., the general partner of Onex Partners III GP LP.  All of the shares of Common Stock beneficially owned by Onex Partners GP Inc. may be deemed to be beneficially owned by Onex Corporation through Onex Corporation’s ownership of all of the common stock of Onex Partners GP Inc.  Mr. Schwartz has indirect voting and investment control of Onex Partners GP Inc.

(4)
All of the shares of Common Stock directly held by Onex US Principals LP may be deemed to be beneficially owned by Onex Corporation through Onex Corporation’s ownership of all of the equity of Onex American Holdings II LLC, which owns all of the equity of Onex American Holdings GP LLC, the general partner of Onex US Principals LP.  Mr. Schwartz has indirect voting and investment control of Onex US Principals LP.

(5)
All of the shares of Common Stock directly held by Onex Partners III PV LP may be deemed to be beneficially owned by Onex Corporation through Onex Corporation’s ownership of all of the common stock of Onex Partners GP Inc., the general partner of Onex Partners III GP LP, the general partner of Onex Partners III PV LP.  Mr. Schwartz has indirect voting and investment control of Onex Partners III PV LP.

(6)
All of the shares of Common Stock directly held by Onex Partners III Select LP may be deemed to be beneficially owned by Onex Corporation through Onex Corporation’s ownership of all of the common stock of Onex Partners GP Inc., the general partner of Onex Partners III GP LP, the general partner of Onex Partners III Select LP.  Mr. Schwartz has indirect voting and investment control of Onex Partners III Select LP.

(7)
All of the shares of Common Stock directly held by Onex Partners III LP may be deemed to be beneficially owned by Onex Corporation through Onex Corporation’s ownership of all of the common stock of Onex Partners GP Inc., the general partner of Onex Partners III GP LP, the general partner of Onex Partners III LP.  Mr. Schwartz has indirect voting and investment control of Onex Partners III LP.

(8)
All of the shares of Common Stock directly held by New PCo Investments Ltd. may be deemed to be beneficially owned by 1597257 Ontario Inc. through 1597257 Ontario Inc.’s ownership of all of the common stock of New PCo Investments Ltd.  Mr. Schwartz has indirect voting and investment control of New PCo Investments Ltd.

(9)
All of the shares of Common Stock directly held by New PCo Investments Ltd. may be deemed to be beneficially owned by 1597257 Ontario Inc. through 1597257 Ontario Inc.’s ownership of all of the common stock of New PCo Investments Ltd.  Mr. Schwartz has indirect voting and investment control of 1597257 Ontario Inc.

(10)
All of the shares of Common Stock beneficially owned by 1597257 Ontario Inc. may be deemed to be beneficially owned by American Farm Investment Corporation through American Farm Investment Corporation’s ownership of preferred stock representing a majority of the voting rights of the shares of 1597257 Ontario Inc.  Mr. Schwartz has indirect voting and investment control of American Farm Investment Corporation.

(11)
All of the shares of Common Stock beneficially owned by American Farm Investment Corporation may be deemed to be beneficially owned by ONCAN Canadian Holdings Ltd. through ONCAN Canadian Holdings Ltd.’s ownership of all of the Class B common stock of American Farm Investment Corporation.  Mr. Schwartz owns all of the common stock of ONCAN Canadian Holdings Ltd.

(12)
Includes the following: (i) 441,860 shares of Common Stock directly held by Onex Corporation, (ii) 17,528 shares of Common Stock directly held by New PCo Investments Ltd., (iii) 39,536 shares of Common Stock directly held by Onex Partners III GP LP, (iv) 3,760 shares of Common Stock directly held by Onex US Principals LP, (v) 15,600 shares of Common Stock directly held by Onex Partners III PV LP, (vi) 3,957 shares of Common Stock directly held by Onex Partners III Select LP and (vii) 1,230,607 shares of Common Stock directly held by Onex Partners III LP.  Mr. Schwartz, the Chairman, President and Chief Executive Officer of Onex Corporation, owns shares representing a majority of the voting rights of the shares of Onex Corporation, owns all of the common stock of ONCAN Canadian Holdings Ltd. and has indirect voting and investment control of New PCo Investments Ltd., 1597257 Ontario Inc., American Farm Investment Corporation, Onex Partners III GP LP, Onex Partners GP Inc., Onex US Principals LP, Onex Partners III PV LP, Onex Partners III Select LP and Onex Partners III LP.  Therefore, Mr. Schwartz may be deemed to beneficially own all of the shares of Common Stock directly held by Onex Corporation, New PCo Investments Ltd., Onex Partners III GP LP, Onex US Principals LP, Onex Partners III PV LP, Onex Partners III Select LP and Onex Partners III LP.  Mr. Schwartz disclaims such beneficial ownership.

(b)	Percent of class (based on 28,040,305 shares of Common Stock outstanding as of January 9, 2013)

Onex Corporation	6.2%
Onex Partners III GP LP	4.6%
Onex Partners GP Inc.	4.6%
Onex US Principals LP	0.0%
Onex Partners III PV LP	0.1%
Onex Partners III Select LP	0.0%
Onex Partners III LP	4.4%
New PCo Investments Ltd.	0.1%
1597257 Ontario Inc.	0.1%
American Farm Investment Corporation	0.1%
ONCAN Canadian Holdings Ltd.	0.1%
Gerald W. Schwartz	6.3%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

Onex Corporation	0
Onex Partners III GP LP	0
Onex Partners GP Inc.	0
Onex US Principals LP	0
Onex Partners III PV LP	0
Onex Partners III Select LP	0
Onex Partners III LP	0
New PCo Investments Ltd.	0
1597257 Ontario Inc.	0
American Farm Investment Corporation	0
ONCAN Canadian Holdings Ltd.	0
Gerald W. Schwartz	0

(ii)	Shared power to vote or to direct the vote:

Onex Corporation	1,735,320
Onex Partners III GP LP	1,289,700
Onex Partners GP Inc.	1,289,700
Onex US Principals LP	3,760
Onex Partners III PV LP	15,600
Onex Partners III Select LP	3,957
Onex Partners III LP	1,230,607
New PCo Investments Ltd.	17,528
1597257 Ontario Inc.	17,528
American Farm Investment Corporation	17,528
ONCAN Canadian Holdings Ltd.	17,528
Gerald W. Schwartz	1,752,848

(iii)	Sole power to dispose or to direct the disposition of:

Onex Corporation	0
Onex Partners III GP LP	0
Onex Partners GP Inc.	0
Onex US Principals LP	0
Onex Partners III PV LP	0
Onex Partners III Select LP	0
Onex Partners III LP	0
New PCo Investments Ltd.	0
1597257 Ontario Inc.	0
American Farm Investment Corporation	0
ONCAN Canadian Holdings Ltd.	0
Gerald W. Schwartz	0

(iv)	Shared power to dispose or to direct the disposition of:

Onex Corporation	1,735,320
Onex Partners III GP LP	1,289,700
Onex Partners GP Inc.	1,289,700
Onex US Principals LP	3,760
Onex Partners III PV LP	15,600
Onex Partners III Select LP	3,957
Onex Partners III LP	1,230,607
New PCo Investments Ltd.	17,528
1597257 Ontario Inc.	17,528
American Farm Investment Corporation	17,528
ONCAN Canadian Holdings Ltd.	17,528
Gerald W. Schwartz	1,752,848

Item 5.                      Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.                      Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7.                      Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not Applicable.

Item 8.                      Identification and Classification of Members of the Group:

See Exhibit 99.2.

Item 9.                      Notice of Dissolution of Group:

Not Applicable.

Item 10.                     Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 9, 2013

ONEX CORPORATION

By:	/s/ Donald W. Lewtas
	Name:	Donald W. Lewtas
	Title:	Chief Financial Officer

By:	/s/ Christopher A. Govan
	Name:	Christopher A. Govan
	Title:	Managing Director

ONEX PARTNERS III GP LP

By: Onex Partners GP Inc., its General Partner

By:	/s/ Robert M. Le Blanc
	Name:	Robert M. Le Blanc
	Title:	President

By:	/s/ Donald F. West
	Name:	Donald F. West
	Title:	Vice President

ONEX PARTNERS GP INC.

By:	/s/ Robert M. Le Blanc
	Name:	Robert M. Le Blanc
	Title:	President

By:	/s/ Donald F. West
	Name:	Donald F. West
	Title:	Vice President

ONEX US PRINCIPALS LP

By: Onex American Holdings GP LLC, its General Partner

By:	/s/ Donald F. West
	Name:	Donald F. West
	Title:	Director

ONEX PARTNERS III PV LP

By: Onex Partners III GP LP, its General Partner
By: Onex Partners Manager LP, its Agent
By: Onex Partners Manager GP ULC, its General Partner

By:	/s/ Robert M. Le Blanc
	Name:	Robert M. Le Blanc
	Title:	Managing Director

By:	/s/ Donald F. West
	Name:	Donald F. West
	Title:	Vice President and Secretary

ONEX PARTNERS III SELECT LP

By: Onex Partners III GP LP, its General Partner
By: Onex Partners Manager LP, its Agent
By: Onex Partners Manager GP ULC, its General Partner

By:	/s/ Robert M. Le Blanc
	Name:	Robert M. Le Blanc
	Title:	Managing Director

By:	/s/ Donald F. West
	Name:	Donald F. West
	Title:	Vice President

ONEX PARTNERS III LP

By: Onex Partners III GP LP, its General Partner
By: Onex Partners Manager LP, its Agent
By: Onex Partners Manager GP ULC, its General Partner

By:	/s/ Robert M. Le Blanc
	Name:	Robert M. Le Blanc
	Title:	Managing Director

By:	/s/ Donald F. West
	Name:	Donald F. West
	Title:	Vice President and Secretary

NEW PCO INVESTMENTS LTD.

By:	/s/ Christopher A. Govan
	Name:	Christopher A. Govan
	Title:	Vice President

By:	/s/ Lori Shapiro
	Name:	Lori Shapiro
	Title:	Vice President

1597257 ONTARIO INC.

By:	/s/ Lori Shapiro
	Name:	Lori Shapiro
	Title:	Vice President

AMERICAN FARM INVESTMENT CORPORATION

By:	/s/ Lori Shapiro
	Name:	Lori Shapiro
	Title:	Vice President

ONCAN CANADIAN HOLDINGS LTD.

By:	/s/ Lori Shapiro
	Name:	Lori Shapiro
	Title:	Vice President

/s/ Donald Lewtas
Gerald W. Schwartz, by Donald Lewtas, attorney-in-fact

INDEX TO EXHIBITS

Exhibits:

24.1	Power of Attorney for Gerald W. Schwartz.*

99.1	Group Members Identification.

99.2
Joint Filing Agreement, dated January 9, 2013, by and among Onex Corporation, Onex Partners III GP LP, Onex Partners GP Inc., Onex US Principals LP, Onex Partners III PV LP, Onex Partners III Select LP, Onex Partners III LP, New PCo Investments Ltd., 1597257 Ontario Inc., American Farm Investment Corporation, ONCAN Canadian Holdings Ltd. and Gerald W. Schwartz.

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*    Power of Attorney incorporated by reference to the Amendment to Form 4 to Dura Automotive Systems, Inc. filed with the United States Securities and Exchange Commission by Gerald W. Schwartz on September 10, 1996.